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             Arcelor Mittal signs (euro) 17 billion credit facility


Rotterdam/Luxembourg, December 6, 2006 - Arcelor Mittal today announces the signing of a (euro)17bn credit facility with a syndicate of 26 banks.

This facility will be used to refinance existing credit facilities of Mittal Steel Company N.V. and of Arcelor Finance, a subsidiary of Arcelor S.A.. Due to strong interest from Arcelor Mittal's relationship banks, the facility was oversubscribed by some 40%. Of the 26 participating banks, 17 acted as mandated lead arrangers.

The facility consists of two tranches: a (euro)12bn term loan amortized over a five-year period and a (euro)5bn revolving credit facility with a maturity of five years. The facility pays an initial margin of 0.375% above Libor, based on a ratings grid.

Aditya Mittal, CFO Arcelor Mittal, said: "I am delighted that we have been able to reorganize our credit facilities on attractive terms. The strong demand for this offering underlines the financial community's trust in Arcelor Mittal."


About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of euro43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

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Contact information Arcelor Mittal Investor Relations
Continental Europe       +352 4792 2414
UK/Asia/Africa           +44 207 543 1172
Americas                 +1 312 899 3569
Retail                   +352 4792 2434
SRI                      +352 4792 2902
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Contact information Arcelor Mittal Communications
E-mail: press@arcelormittal.com
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Phone: +352 4792 5000
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
Arcelor Mittal Corporate Communications                   France
Nicola Davidson                 +44 207 543 1162 / 1172   Sandra  Luneau           +33 1 71 92 00 58
Luc Scheer                      +352 4792 2360            Image 7:
Jean Lasar:                     +352 4792 2359            Tiphaine Hecketsweiler   +33 1 5370 7470
Maitland Consultancy:                                     Spain
Philip Gawith / Lydia Pretzlik  +44 20 7379 5151          Ignacio Agreda           +34 94 489 4162
North America                                             Oscar Fleites            +34 98 512 60 29
Bill Steers                     +1 312 899 3817
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